

Ronak Vyas, MBA · 2nd

CEO and CoFounder at MedCoShare

Philadelphia, Pennsylvania, United States · 500+ connections ·
Contact info

 **MedCoShare**

 **Temple University -**
School of Business a

Experience



CEO and CoFounder

MedCoShare · Full-time
Jan 2020 – Present · 1 yr
Philadelphia, Pennsylvania, United States

MedCoshare, is the first healthcare co-sharing space in Philadelphia. We provide flexible office
solutions to healthcare practitioners with no fit-out costs or long term leases required.



Managing Partner

Vyas Real Estate Group
Jun 2016 – Present · 4 yrs 7 mos
Greater Philadelphia Area

Vyas Real Estate Group focuses on serving the real estate needs of commercial investors in
Philadelphia and surrounding counties. We specialize in the acquisition and disposition of
commercial real estate assets.



Investor Relations Manager

Cogress USA
Dec 2015 – May 2016 · 6 mos
Philadelphia, PA

Cogress USA is a real estate private equity platform that matches private investors with developers for a variety of real estate projects across the United States. Our parent company, Hagshama, has been in operation for over 6 years and has raised over $340,000,000 to allocate to over 300 projects worldwide.



Associate Director

KW Commercial

Aug 2012 – Aug 2015 · 3 yrs 1 mo

Philadelphia

● Networked with other commercial real estate professionals including investors, developers, lenders, brokers, appraisers, property management companies, owners, etc.
● Consult clients on development opportunities by doing due diligence, zoning, pro formas, site selection ...see mor

Managing Director

Shreeram Enterprises

Jun 2002 – May 2012 · 10 yrs

Central Pa

● Evaluate business opportunities using a combination of feasibility studies and investment analysis
● Review and negotiate contracts with buyers, sellers, and 3rd party participants
● Manage portfolio of commercial real estate properties with revenue exceeding $1 ...see mor

Education



Temple University - Fox School of Business and Management

MBA, Strategic Management

2011 – 2015



University of Pittsburgh

Bachelor of Science, Information Science

1998 – 2002

Activities and Societies: Semester at Sea Vice President - South Asian Student Association

Licenses & certifications



2-Minute Tips for Marketing

LinkedIn

Issued Sep 2018 · No Expiration Date

 **Advanced Lead Generation**
LinkedIn
Issued Sep 2018 · No Expiration Date

 **Finance Essentials for Small Business**
LinkedIn
Issued Sep 2018 · No Expiration Date

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Skills & endorsements

Real Estate · 23

> Endorsed by **Shawn Tammaro and 1 other who is highly skilled at this**

Commercial Real Estate · 16

> Endorsed by **Spencer Yablon, who is highly skilled at this**

Advertising · 12

BHUMI DAVE, A-CSM, SAFe and 11 connections have given endorsements for this skill

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